HORNBACH

82-3729

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

RECEIVED
2006 DEC 22 A 10:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

06019520

Bornheim, December 12, 2006

PROCESSED
JAN 0 4 2007
THOMSON FINANCIAL

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Sir or Madam,

enclosed please find our Ad-hoc Announcement published today December 12, 2006 concerning the third quarter expectations for your documentation.

Kind regards,

pp. Judith Sommer

Enclosure

dlw 12/22

Hornbach-Baumarkt-Aktiengesellschaft · Sitz 76878 Bornheim/Pfalz · Registergericht Landau HRB 2311 · Fernruf (0 63 48) 60-00 · Telefax (0 63 48) 60 40 00 · e-mail: info@hornbach.com
Vorsitzender des Aufsichtsrats: Gerhard Wolf · Vorstand: Steffen Hornbach, Vorsitzender;
Roland Pelka, Jürgen Schröcker, Manfred Valder

82-372

HORNBACH

Es gibt immer was zu tun.

10:40AM 2006.12.12 (GMT)

Hugin Ad hoc announcement according to § 15 WpHG: Interim report: Hornbach-Baumarkt-AG: Third quarter surpasses expectations

Bornheim bei Landau, December 12, 2006.

The earnings performance of the HORNBACH-Baumarkt-AG Group exceeded previous expectations in the third quarter of the financial year (September 1 to November 30, 2006). Based on preliminary figures, the Group's operating earnings (EBIT) jumped by 190 % to Euro 26.6 million in the third quarter (previous year: Euro 9.2 million), following growth of 41.6 % to Euro 47.0 million in the second quarter (previous year: Euro 33.2 million). On a cumulative basis for the first nine months, the Group's EBIT now amounts to Euro 114.5 million, equivalent to an increase of 53 % on the same period in the previous year (Euro 74.8 million). This pleasing earnings performance is due in particular to the marked revival in like-for-like sales both in Germany and abroad.

In view of the sales tax increase coming into effect on January 1, 2007 and the possible fluctuation in weather conditions in the fourth quarter, the Board of Management is maintaining its previous earnings forecast (EBIT) for the 2006/2007 financial year. The Board accordingly continues to expect earnings to grow at a considerably more rapid rate than sales.

The forthcoming capitalization of tax refund claims amounting to around Euro 9 million at the end of the year will have a positive impact on the annual net income for 2006/2007. The tax refund claims relate to corporate income tax credits due to be disbursed in equal annual amounts in the coming ten years as a result of a change in legal requirements (SEStEG) in connection with Section 37 of the German Corporate Income Tax Act (KStG).

The definitive figures and comments on the quarterly results of the HORNBACH-Baumarkt-AG Group are scheduled to be published on December 21, 2006.

Contact: HORNBACH Group, Axel Müller, Investor Relations, Tel.: +49 6348 60 2444, Fax: +49 6348 60 4299, E-mail: axel.mueller@hornbach.com

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